MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended March 31, 2018 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to May 1, 2018.
Pengrowth’s first quarter of 2018 results are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from divested properties are included in Pengrowth’s results up to the month-end nearest the date of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms and abbreviations in this MD&A:

"bbl"	barrel	"ARO"	asset retirement obligations
"bbl/d"	barrels per day	"G&A"	general and administrative expenses
"Mbbl"	thousand barrels	"IFRS"	International Financial Reporting Standards
"MMbbls"	million barrels	"AIF"	Annual Information Form
"boe"	barrel of oil equivalent (1)	"WTI"	West Texas Intermediate crude oil price
"boe/d"	barrels of oil equivalent per day (1)	"WCS"	Western Canadian Select crude oil price
"Mboe"	thousand boe (1)	"AECO"	Alberta natural gas price point
"MMboe"	million boe (1)	"NYMEX"	New York Mercantile Exchange
"Mcf"	thousand cubic feet	"SOEP"	Sable Offshore Energy Project
"Mcf/d"	thousand cubic feet per day	"GCA"	Gas Cost Allowance
"MMcf"	million cubic feet
"Bcf"	billion cubic feet

"EPEA"	Environmental Protection and Enhancement Act
"CO2"	carbon dioxide which is a gas at room temperature and pressure
"SAGD"	steam assisted gravity drainage
"diluent"	hydrocarbon based diluting agent required to facilitate the transportation of bitumen
"dilbit" or "diluted bitumen"	bitumen blended with diluent
"SOR"	steam oil ratio
"CSOR"	cumulative steam oil ratio

(1)
Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.
Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, ARO, remediation, reclamation and abandonment

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	1

expenses, clean-up and remediation costs, capital expenditures, development activities, cash G&A, onerous office lease contracts, Lindbergh expansion plans, production capacity, anticipated low costs and sustaining capital and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light oil and bitumen prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light oil and bitumen differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new IFRS; and the implementation of greenhouse gas emissions legislation and the impact of carbon taxes. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent AIF, and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated. For more information about Pengrowth's critical accounting estimates and accounting policies refer to the December 31, 2017 annual report.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	2

Pengrowth’s ARO risk free discount rate was 2.3 percent at March 31, 2018, unchanged from December 31, 2017. Pengrowth uses the 30 year Canadian Government long term bond rate to estimate its ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the three months ended March 31, 2018.
COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to presentation in the current year.
ADOPTION OF IFRS 15
Pengrowth elected to early adopt IFRS 15 Revenue from Contracts with Customers ('IFRS 15") in the fourth quarter of 2017 effective January 1, 2017, using the cumulative effect method. In accordance with this method, prior years' financial statements had not been restated upon adoption and the cumulative effect on net earnings of the application of IFRS 15 to revenue contracts in progress at January 1, 2017 was $nil. Pengrowth management reviewed its revenue streams and major contracts with customers using the IFRS 15 five step model and there were no material changes to net earnings or timing of produced petroleum revenue recognized. It should be noted, however, that certain Income Statement line item reclassifications were made at the time of adoption as a result of the implementation of IFRS 15. See Accounting Pronouncements section of this MD&A as well as Note 2 to the December 31, 2017 audited Consolidated Financial Statements for more information.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Management monitors Pengrowth’s capital structure and covenant compliance using non-GAAP financial metrics some of which are discussed in the Financial Resources and Liquidity section of this MD&A. These metrics are:

–	trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion ("EBITDA"), other items and EBITDA related to material divestments ("Adjusted EBITDA");

–	trailing twelve months interest expense excluding interest expense related to debt repaid with proceeds from divestments ("Adjusted Interest Expense");

–	Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio);

–	Debt before working capital to the trailing twelve months Adjusted EBITDA; and

–	Total debt before working capital as a percentage of total book capitalization ("Debt to Book Capitalization").
For the purposes of certain covenant calculations only, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes. Total book capitalization is the sum of senior debt before working capital for covenant purposes and shareholders' equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after-tax effect of non-cash changes in fair value of commodity and power risk management contracts as well as unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period.
Produced petroleum revenue is a useful measure of revenue as it only includes the revenue from company interest production, by excluding processing income and revenue from purchased products, such as diluent and other third party volumes. This measure can be expressed on a per boe basis.
Net operating expenses are calculated as operating expenses less processing income primarily generated by processing third party volumes at processing facilities where Pengrowth has an ownership interest. This measure is also expressed on a per boe basis and is a useful supplemental measure for management.
Royalty expenses as a percent of produced petroleum revenue is a useful measure as it reflects overall royalty percentage related to revenues which are subject to royalties.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	3

Pengrowth’s operating netbacks are defined as produced petroleum revenue, less royalties, less net operating expenses and less transportation expenses divided by production for the period. Operating netbacks can be expressed either before or after realized commodity risk management. Operating netbacks may not be comparable to similar measures presented by other companies, as there are no standardized measures.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Steam Oil Ratio measures the rate of steam required to produce a barrel of bitumen. This can be expressed either as an average or at a point in time.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.
CORPORATE OVERVIEW
Over the last couple of years Pengrowth has transformed its business model into that of a small, growing resource play developer. Anchoring this transformation are the 100 percent owned Lindbergh property in east central Alberta and the Groundbirch property near Fort St. John in northeast British Columbia. Both projects have large expansion and innovation potential.
The “new” Pengrowth is focused on development of the Lindbergh thermal project which utilizes SAGD technology to produce thermal oil from the Lloydminster formation. The project encompasses 42.5 sections of land which has potential capacity of over 40,000 bbl/d once fully developed. As one of the southernmost SAGD projects in Alberta, Lindbergh has natural advantages in terms of location and oil quality that allows flexibility in accessing markets. In addition to Lindbergh, Pengrowth also has a 50 per cent working interest in the nearby Selina project which has a thermal development application filed with the regulatory bodies.
Pengrowth’s 100 percent owned Groundbirch property is in the Montney fairway and encompasses 19 sections of land. This project indirectly fulfills the Lindbergh project’s natural gas needs. Dry natural gas from the Montney formation is produced using horizontal wells and multi-stage fracture technology with drilling potential of up to 360 unrisked net locations. The company operates a 30 MMcf/d facility to process and deliver natural gas onto major pipelines.
During the first quarter of 2018, the company announced the retirement of Derek Evans as president and CEO effective March 15, 2018 and the appointment of Peter D. Sametz as his successor. Mr. Evans will continue in a transitional advisory role until June 30, 2018 to provide support during this transition.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	4

2018 GUIDANCE
The following table provides a summary of full year 2018 Guidance and actual results for the three months ended March 31, 2018:

	Q1 2018 Actual	2018 Guidance (1)
Production (boe/d)	19,541	22,500 - 23,500
Capital expenditures ($ millions)	26.4	65
Royalty expenses (% of produced petroleum revenue) (2) (3)	7.0	6.0
Net operating expenses ($/boe) (2)	10.41	10.50 - 11.50
Cash G&A expenses ($/boe) (2)	5.06	3.10 - 3.35

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	See definition under section "Non-GAAP Financial Measures".

(3)	Excludes financial commodity risk management activities.
First quarter of 2018 production of 19,541 boe/d did not incorporate volumes from the newly completed and tied-in Groundbirch wells which commenced flowing on the Nova Gas Transmission Limited ("NGTL") system on April 1, 2018. Groundbirch production increased from approximately 9 MMcf/d at the start of the year to approximately 28 MMcf/d as of April 5, 2018. Lindbergh production was 15,118 bbl/d in the first quarter of 2018 and is expected to exit the year at 18,000 bbl/d.
Cash G&A expenses in the first quarter of 2018 included costs related to administrative support associated with disposed properties and salaries of staff subject to ongoing corporate restructuring. As these costs diminish in the second half of 2018, Pengrowth anticipates full year 2018 cash G&A expenses to reach 2018 Guidance as expenses decline and production increases throughout the year.
RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
Drilling, completions and facilities
Lindbergh (1)	8.1	12.8
Groundbirch and conventional assets	16.1	1.2
Total drilling, completions and facilities	24.2	14.0
Land & seismic acquisitions (2)	(0.1)	—
Maintenance capital	2.2	5.0
Development capital	26.3	19.0
Other capital	0.1	0.4
Capital expenditures	26.4	19.4

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
First quarter of 2018 capital expenditures of $26.4 million were primarily focused on completion and tie-in of 3 of the 4 Groundbirch wells drilled in the fourth quarter of 2017. Completion and tie-in of the fourth well is anticipated to occur during the third quarter of 2018. As of April 1, 2018, volumes from Groundbirch commenced flow on the NGLT system, after successfully completing the compression project which allows us to shift transportation of natural gas production at Groundbirch away from Station Two and onto the NGTL system.

Lindbergh capital spending during the first quarter of 2018 was focused on the conversion of 4 well pairs drilled late in 2017 to SAGD production, equipment installation and initiation of circulating activities on the 3 remaining well pairs as well as the commencement of the 2018 infill drilling program. As part of our 2018 optimization strategy for Lindbergh, the Company has allocated development capital to facilitate the drilling of 8 infill wells. Drilling of these wells is expected to commence in the second quarter with production being brought on stream in the fourth quarter. The additional

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	5

volumes from these wells are expected to increase Lindbergh production to approximately 18,000 bbl/d by the end of the year.
PRODUCTION

	Three months ended
Daily production	Mar 31, 2018	% of total	Mar 31, 2017	% of total
Bitumen (bbl/d)	15,118	77	14,865	28
Natural gas (Mcf/d)	20,040	18	121,250	38
Light oil (bbl/d)	798	4	10,710	20
Natural gas liquids (NGL) (bbl/d)	285	1	7,173	14
Total boe/d	19,541		52,957
First quarter of 2018 total average daily production decreased 63 percent compared to the same period in 2017 due to the absence of production related to properties divested in 2017.
Bitumen production increased 2 percent in the first quarter of 2018 compared to the same period in 2017 as the production growth from new wells drilled in 2017 outpaced natural declines. First quarter of 2018 natural gas, light oil and NGL production decreased 83 percent, 93 percent and 96 percent, respectively, compared to the first quarter of 2017 due to property divestments.
As a result of the development activities carried out in the first quarter, and subsequent to the end of the quarter, total production at Groundbirch increased from approximately 9 MMcf/d at the start of the year to over 28 MMcf/d as of April 5, 2018, representing an increase of over 200 percent with one well remaining to be tied-in. All Groundbirch production commenced flow on the NGTL system on April 1, 2018.
The gas production from Groundbirch is a physical hedge for Pengrowth's gas requirements needed to make steam at Lindbergh, where the Company expects to utilize approximately 87 percent of the natural gas produced from Groundbirch.
At Lindbergh, bitumen production surpassed 16,000 bbl/d in early April 2018, representing an 11 percent increase from the start of the year as a result of the continued ramp up of the new well pairs drilled in late 2017.
FINANCIAL HIGHLIGHTS

	Three months ended
($ millions except per boe amounts)	Mar 31, 2018	Mar 31, 2017
Total debt before working capital (1)	662.1	1,152.2
Production (boe/d)	19,541	52,957
Capital expenditures	26.4	19.4
Funds flow from operations	7.2	26.9
Operating netback before realized commodity risk management ($/boe) (2)	24.04	16.91
Adjusted net income (loss) (2)	(16.7)	(129.4)
Net income (loss)	(27.2)	(86.3)

(1)	Includes Credit Facility, current and long term portions of term notes, as applicable, and bank indebtedness. Excludes letters of credit and finance leases.

(2)	See definition under section "Non-GAAP Financial Measures".

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	6

Funds Flow from Operations

($ millions)		Q1/17 vs. Q1/18	% Change
Funds flow from operations for comparative period	Q1/17	26.9
Increase (decrease) due to:
Volumes		(104.1)	(387)
Prices including differentials		9.2	34
Realized commodity risk management		2.6	10
Royalties		10.8	40
Expenses:
Net operating		42.3	157
Cash G&A		7.8	29
Interest & financing		15.3	57
Restructuring costs - severance		(0.5)	(2)
Other - including transportation		(3.1)	(11)
Net change		(19.7)	(73)
Funds flow from operations	Q1/18	7.2
Funds flow from operations decreased 73 percent in the first quarter of 2018 compared to the same period last year primarily due to property divestments and higher diluent expenses. The absence of volumes related to divested properties was partly offset by the absence of operating expenses and royalties also related to the divested properties. Partly offsetting the decrease in funds flow were lower interest and financing charges as a result of debt reduction year over year, lower cash G&A and a higher realized bitumen price resulting from the favourable impact of physical delivery fixed price differential contracts.
Net Income (Loss)
Pengrowth recorded a net loss of $27.2 million in the first quarter of 2018 compared to a net loss of $86.3 million in the same period last year. The net loss decreased primarily due to the absence of impairment charges and losses on disposition of properties recorded in the first quarter of 2017 combined with lower DD&A expenses. These were partly offset by the absence of unrealized commodity risk management gains recorded in the first quarter of 2017 and lower funds flow from operations year over year.
Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses.
The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
Net income (loss)	(27.2)	(86.3)
Exclude non-cash items from net income (loss):
Change in fair value of commodity risk management contracts	(4.7)	53.7
Unrealized foreign exchange gain (loss) (1)	(7.1)	4.0
Tax effect on non-cash items above	1.3	(14.6)
Total excluded	(10.5)	43.1
Adjusted net income (loss) (2)	(16.7)	(129.4)

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

(2)	See definition under section "Non-GAAP Financial Measures".

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	7

The following table represents a continuity of adjusted net income (loss):

($ millions)		Q1/17 vs. Q1/18
Adjusted net income (loss) for comparative period	Q1/17	(129.4)
Funds flow from operations increase (decrease)		(19.7)
DD&A and accretion expense (increase) decrease		42.7
Impairment charges (increase) decrease		71.0
Realized foreign exchange gain (loss) on settled FX swaps		2.8
Loss on property dispositions (increase) decrease		45.4
Restructuring costs - onerous office lease contracts		1.7
Loss on extinguishment of debt		6.4
Other		2.5
Estimated tax on above		(40.1)
Net change		112.7
Adjusted net income (loss) (1)	Q1/18	(16.7)

(1)	See definition under section "Non-GAAP Financial Measures".
Pengrowth posted an adjusted net loss of $16.7 million in the first quarter of 2018 compared to an adjusted net loss of $129.4 million in the first quarter of 2017. The $112.7 million decrease was primarily due to the absence of impairment charges and losses on disposition of properties recorded in the first quarter of 2017 combined with lower DD&A expenses partly offset by a decrease in funds flow from operations.
Sensitivity of Funds Flow from Operations to Commodity Prices
The following table illustrates the sensitivity of funds flow from operations to increases in commodity prices and differentials after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 12 to the March 31, 2018 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts. The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2)	U.S.$/bbl	$64.62	$1.00
Bitumen				7.7
Oil risk management (3)				(3.5)
Light oil and NGLs				0.4
Net impact of U.S.$1/bbl increase in WTI				4.6
Oil differentials (2)
Bitumen	U.S.$/bbl	$19.07	$1.00	(7.7)
Light oil	U.S.$/bbl	$4.77	$1.00	(0.3)
Physical oil differential risk management (4)				5.9
Net impact of U.S.$1/bbl increase in differentials				(2.1)
AECO Natural Gas (2)	Cdn$/Mcf	$1.61	$0.10
Natural gas				0.8
Net impact of Cdn$0.10/Mcf increase in AECO				0.8

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. The exchange rate of Cdn$1 = U.S.$0.80 was used for the 12 month period.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at April 14, 2018 and does not include the impact of commodity risk management contracts.

(3)	Includes commodity risk management contracts as at April 14, 2018.

(4)
Reflects 2018 physical delivery contracts for 17,000 bbl/d of diluted bitumen at a fixed price differential of approximately U.S.$16.80/bbl. See Commodity Prices section of this MD&A for more information.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	8

COMMODITY PRICES
Bitumen and Liquids Prices Excluding Realized Commodity Risk Management from Financial Contracts

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Average exchange rate (Cdn$1 = U.S.$)	0.79	0.76
Average Benchmark Prices
WTI oil (U.S.$/bbl)	62.91	51.86
WCS differential to WTI (U.S.$/bbl) (1)	(24.44)	(14.58)
WCS oil (U.S.$/bbl)	38.47	37.28
WCS oil (Cdn$/bbl)	48.60	49.05

Average Sales Prices (Cdn$/bbl)
Bitumen (1) (2) (3)	42.33	36.78
Light oil	59.87	61.73
Natural gas liquids	54.58	32.22

(1)	In the first quarter of 2018 Pengrowth managed WCS differential with fixed price differential physical delivery contracts of 17,000 bbl/d at approximately U.S.$16.80/bbl of diluted bitumen.

(2)
First quarter of 2018 bitumen average sale prices were higher, as compared to index prices, by approximately Cdn$10.50/bbl resulting from the impact of fixed price differential physical delivery contracts.

(3)	Calculated based on bitumen sales volumes and excludes diluent.
Global crude oil prices remained strong in the first quarter of 2018 as the supply/demand dynamic tightened further. WTI crude oil prices averaged U.S.$62.91/bbl during the first quarter of 2018, a 21 percent increase compared to the same period in 2017.
Despite the increase in benchmark prices for global oil, Canadian producers continue to receive a discount for their production. Exchange rates, location and quality differentials as well as transportation bottlenecks are all factors that lower the price received for the Canadian crude oil. Canadian prices are represented by Edmonton par for light oil and WCS for heavy oil and diluted bitumen. Pengrowth primarily sells diluted bitumen.
The discount between WTI and WCS widened significantly in the first quarter 2018 compared to 2017. During the first quarter of 2018, the WCS index to WTI price discount averaged U.S.$24.44/bbl compared to U.S.$14.58/bbl in the first quarter 2017. Although the discount was wider in the first three months of 2018 compared to 2017, the average U.S.$ WCS oil price was 3 percent higher compared to the same period in 2017 due to the higher overall global prices in the quarter.
Pengrowth’s average bitumen sales price represents the price received for bitumen production from Lindbergh, prior to blending of the product with diluent. During the first quarter of 2018 bitumen realization was Cdn$42.33/bbl, an increase of 15 percent compared to the same period in 2017. Pengrowth purchases diluent which is added to the bitumen produced and the blended product is then sold as WCS. The cost of blending is impacted by the amount of diluent required and the cost of purchasing and transporting the diluent.
Pengrowth uses physical delivery contracts to ensure access to markets, protect against pipeline apportionment, limit credit risk and exposure to widening WCS differentials. Since Pengrowth's physical delivery fixed price differential contracts averaged approximately U.S.$16.80/bbl, this resulted in a higher realized bitumen sales price by approximately Cdn$10.50/bbl as compared to index prices in the first quarter of 2018. Subsequent to the end of the quarter, the WCS to WTI differential narrowed as some of the transportation bottlenecks were resolved.
Realized pricing for light oil moved in line with the underlying benchmarks, while the increase in NGL pricing year over year reflects movements in the underlying benchmark and a more favourable pricing environment for component products.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	9

Natural Gas Prices Excluding Realized Commodity Risk Management from Financial Contracts

	Three months ended
(Cdn$)	Mar 31, 2018	Mar 31, 2017
Average Benchmark Price
AECO monthly gas (per MMBtu)	1.85	2.94
Average Sales Price
Natural gas (per Mcf) (1)	3.88	3.27

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
Pengrowth’s first quarter of 2018 average sales price for natural gas increased 19 percent from the same period in 2017 despite a 37 percent decrease in AECO prices. The primary reason for the higher prices is due to the Company selling its SOEP gas at the Algonquin City Gate trading hub in the Northeast U.S., which had a significantly higher price in the first quarter of 2018 due to periods of colder weather impacting demand.
AECO natural gas price was lower by 37 percent in the first quarter of 2018 compared to the same period in 2017 with the AECO monthly gas price averaging Cdn$1.85/MMBtu. The significant decrease in AECO was primarily due to an oversupply of Canadian natural gas and transportation constraints.
The price realized by the Company for natural gas production from Western Canada is primarily determined by the AECO benchmark and based on Canadian fundamentals. Pengrowth also sells its natural gas at several other sales points in addition to AECO monthly, which can result in a significant variance between Pengrowth's realized natural gas prices and the benchmark prices in any given period.
Produced Petroleum Revenue Realizations

	Three months ended
($/boe)	Mar 31, 2018	Mar 31, 2017
Produced petroleum revenue (1)	39.97	34.66
Realized commodity risk management gain (loss)	(7.96)	(3.48)
Total including realized commodity risk management	32.01	31.18

(1)
Calculated based on light oil, bitumen, natural gas liquids and natural gas sales volumes and excludes processing income, diluent and other revenue. See definition under section "Non-GAAP Financial Measures".

Pengrowth’s first quarter 2018 produced petroleum revenue realizations of $39.97/boe increased 15 percent compared to the same period in 2017, reflecting the increase in prices for all commodities.
A realized commodity risk management loss of $7.96/boe was recorded in the first quarter of 2018 compared to a loss of $3.48/boe in the first quarter of 2017. The increase is primarily due to WTI exceeding the fixed prices in outstanding commodity risk management contracts.
Realized Commodity Risk Management Gains (Losses) from Financial Contracts

	Three months ended
($ millions except per unit amounts)	Mar 31, 2018	Mar 31, 2017
Oil risk management gain (loss)	(14.0)	(16.8)
$/bbl (1)	(9.77)	(7.30)
Natural gas risk management gain (loss)	—	0.2
$/Mcf	—	0.02
Total realized commodity risk management gain (loss)	(14.0)	(16.6)
$/boe	(7.96)	(3.48)

(1)	Includes light oil and bitumen.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps and collars to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	10

of the Corporation. See the Forward Contracts - Commodity Risk Management section of this document for information on the Company's forward price swaps, collars and physical delivery contracts.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts at settlement. Realized losses result when the average fixed risk management contracted prices are lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted prices are higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period. No new risk management contracts were entered into during the first quarter of 2018.
A realized commodity risk management loss of $14.0 million was recorded in the first quarter of 2018 compared to a loss of $16.6 million in the first quarter of 2017 resulting in a $2.6 million decrease primarily due to the absence of the $12.7 million loss on early settling contracts in the first quarter of 2017.
Changes in Fair Value of Financial Commodity Risk Management Contracts

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
Fair value of commodity risk management assets (liabilities) at period end	(44.5)	(0.3)
Less: Fair value of commodity risk management assets (liabilities) at beginning of period	(39.8)	(54.0)
Change in fair value of commodity risk management contracts for the period	(4.7)	53.7
Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, actual settlements of risk management contracts during the period, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.
Pengrowth recorded a decrease of $4.7 million in the fair value of commodity risk management contracts at March 31, 2018, as the fair value of commodity risk management liabilities at December 31, 2017 of $39.8 million increased to a liability of $44.5 million at March 31, 2018. The increase in liability was primarily the result of higher forward price curves for oil relative to the beginning period partly offset by settlement of contracts during the first quarter of 2018.
Forward Contracts - Commodity Risk Management
Pengrowth primarily uses crude oil and natural gas swaps and collars to manage its exposure to commodity price fluctuations. In addition, financial and physical contracts are sometimes used to manage oil price differentials.
At March 31, 2018, Pengrowth had the following financial contracts outstanding:

Crude Oil
Financial Swap Contracts
Reference point	Remaining term	Volume (bbl/d)	Price/bbl (U.S.$)
WTI	Apr 1, 2018 to Dec 31, 2018	8,000	49.97

Collars			Price/bbl (U.S.$)
Reference point	Remaining term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	Apr 1, 2018 to Dec 31, 2018	2,000	$48.00	$53.48

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	11

At March 31, 2018, physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. The prices per bbl as per the table below include an apportionment protection fee to guarantee flow assurance in the event export pipelines are restricted, as was experienced in the first quarter of 2018.

WCS Differentials
Physical Delivery Contracts
Reference point	Remaining term	Volume of diluted bitumen (bbl/d)	Price/bbl (U.S.$)
Western Canada Select	Apr 1, 2018 to Dec 31, 2018	12,000	WTI less $16.95
Western Canada Select	Apr 1, 2018 to Dec 31, 2018	5,000	WTI less $16.50 - $19.25
Western Canada Select	2019	2,500	WTI less $17.95
Western Canada Select	2019	5,000	WTI less $17.70 - $20.45
In the first quarter of 2018, Pengrowth produced an average of 15,118 bbl/d of bitumen and sold an average of 22,140 bbl/d of diluted bitumen at Hardisty. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements related to these contracts. The impact of realized physical delivery contract prices is included in Oil and gas sales, as per the Consolidated Statements of Income (Loss), and therefore in realized average sales prices.
See the Commodity Price Contracts section in Note 12 to the March 31, 2018 unaudited Consolidated Financial Statements for more information.
Financial Risk Management Contracts Sensitivity to Commodity Prices as at March 31, 2018

($ millions)
Crude oil swaps and collars	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	(2.6)	2.6
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract was to have settled at March 31, 2018, revenue and cash flow would have been $44.5 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $44.5 million liability was related to risk management contracts expiring within one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on financial crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	12

OIL AND GAS SALES
The following table shows the composition of oil and gas sales:

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
		As adjusted (1)
Bitumen	57.6	49.2
Natural gas	7.0	35.7
Light oil	4.3	59.5
Natural gas liquids	1.4	20.8
Produced petroleum revenue (2)	70.3	165.2
Diluent and other revenue	54.9	54.7
Oil and gas sales (1) (3)	125.2	219.9

(1)
IFRS 15 was early adopted in the fourth quarter of 2017 effective January 1, 2017 using cumulative effect approach without restating prior period comparatives. See Note 2 to the December 31, 2017 audited Consolidated Financial Statements.

(2)	See definition under section "Non-GAAP Financial Measures".

(3)	Excludes realized commodity risk management from financial contracts.
In order to reduce viscosity and meet pipeline specifications, bitumen requires blending with a diluent. The cost of diluent is mostly recovered when the blended product, also known as dilbit or diluted bitumen, is sold at Hardisty. This is reflected in diluent and other revenue together with processing income.
Price and Volume Analysis
Quarter ended March 31, 2018 versus Quarter ended March 31, 2017
The following table illustrates the effect of changes in prices and volumes on the components of produced petroleum revenue:

($ millions)	Bitumen	Natural gas	Light oil	NGLs	Produced petroleum revenue
Quarter ended March 31, 2017 (1)	49.2	35.7	59.5	20.8	165.2
Effect of change in product prices and differentials	7.6	1.1	(0.1)	0.6	9.2
Effect of change in sales volumes	0.8	(29.8)	(55.1)	(20.0)	(104.1)
Quarter ended March 31, 2018 (1)	57.6	7.0	4.3	1.4	70.3

(1)	Excludes realized commodity risk management from financial contracts.
Bitumen sales increased by 17 percent in the first quarter of 2018 compared to the same period in 2017 due to the favourable impact of physical delivery fixed price differential contracts and higher production volumes. Natural gas, light oil and NGL sales decreased 80 percent, 93 percent and 93 percent, respectively, compared to the first quarter of 2017 due to the decrease in sales volumes related to 2017 divestments. These decreases were partly offset by an improvement in realized prices for natural gas and NGLs.
ROYALTIES

($ millions except per boe amounts and percentages)	Three months ended
	Mar 31, 2018	Mar 31, 2017
Royalties, net of incentives	4.9	15.7
$/boe	2.79	3.30
Royalties as a percent of produced petroleum revenue (%) (1) (2)	7.0	9.5

(1)	Excludes realized commodity risk management from financial contracts.

(2)	See definition under section "Non-GAAP Financial Measures".
Royalties include Crown, freehold, overriding royalties, mineral taxes and GCA.
First quarter of 2018 royalties as a percent of produced petroleum revenues decreased to 7.0 percent from 9.5 percent in the first quarter of 2017. The overall decrease in the royalty rate is attributed to the absence of royalties related to

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	13

divested properties. Lindbergh royalties represent the majority of total royalties in the first quarter of 2018, at a lower than 2017 company average royalty rate.
The applicable Lindbergh Phase 1 royalty rates are price sensitive and they change depending on whether the project is pre-payout or post-payout. The Lindbergh Phase 1 project is currently in pre-payout. The project will reach payout when its cumulative revenues exceed its cumulative eligible costs. The royalty rate applicable to the pre-payout Lindbergh Phase 1 project varies from 1 percent when the monthly Cdn$ equivalent WTI price is less than or equal to $55/bbl to 9 percent when the Cdn$ equivalent WTI price is in excess of $120/bbl. Lindbergh royalties also incorporate a 4.0 percent gross overriding royalty.
NET OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2018	Mar 31, 2017
		As adjusted (1)
Operating expenses (1)	18.7	67.3
Less: Processing income	0.4	6.7
Net operating expenses (2)	18.3	60.6
$/boe	10.41	12.71

(1)
IFRS 15 was early adopted in the fourth quarter of 2017 effective January 1, 2017 using cumulative effect approach without restating prior period comparatives. See Note 2 to the December 31, 2017 audited Consolidated Financial Statements.

(2)	See definition under section "Non-GAAP Financial Measures".
First quarter of 2018 net operating expenses decreased $42.3 million or 70 percent compared to the same period in 2017 primarily due to the absence of operating expenses associated with the divested properties. Net operating costs related to the remaining assets were relatively unchanged in the first quarter of 2018 compared to the first quarter of 2017.
On a per boe basis, first quarter of 2018 net operating expenses decreased $2.30/boe mostly driven by the impact of property dispositions supplemented by our ongoing corporate focus on operational excellence.
DILUENT AND OTHER PURCHASES

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
		As adjusted (1)
Diluent purchases	52.8	43.1
Other product purchases	1.2	3.6
Diluent and other purchases (1)	54.0	46.7

(1)
IFRS 15 was early adopted in the fourth quarter of 2017 effective January 1, 2017 using cumulative effect approach without restating prior period comparatives. See Note 2 to the December 31, 2017 audited Consolidated Financial Statements.

Diluent purchases reflect the cost of diluent required for processing activities and blending with bitumen to reduce viscosity and meet pipeline specifications. Other product purchases include third party hydrocarbons purchased for resale.
TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2018	Mar 31, 2017
Transportation expenses	4.8	8.3
$/boe	2.73	1.74
First quarter of 2018 transportation expenses decreased $3.5 million compared to the same period in 2017 due to the impact of property divestments. Transportation expenses in the first quarter of 2018 were primarily related to Lindbergh and were relatively unchanged compared to the first quarter of 2017.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	14

On a per boe basis, the increase in the first quarter of 2018 relative to the same period in 2017 resulted from Lindbergh representing a higher proportion of total production following the 2017 dispositions, and at a higher than average 2017 transportation cost per boe.
OPERATING NETBACKS
Pengrowth’s operating netbacks are defined as produced petroleum revenue, less royalties, less net operating expenses and less transportation expenses divided by production for the period. Operating netbacks may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended
Operating Netbacks ($/boe) (1) (2)	Mar 31, 2018	Mar 31, 2017
Produced petroleum revenue	39.97	34.66
Royalties	(2.79)	(3.30)
Net operating expenses	(10.41)	(12.71)
Transportation expenses	(2.73)	(1.74)
Operating netbacks before realized commodity risk management	24.04	16.91
Realized commodity risk management	(7.96)	(3.48)
Operating netbacks ($/boe)	16.08	13.43

(1)	See definition under section "Non-GAAP Financial Measures".

(2)	Prior year comparative figures changed to conform to presentation in the current year.
First quarter of 2018 operating netback, before realized commodity risk management, increased 42 percent compared to the same period in 2017 primarily in response to an increase in commodity benchmark prices and lower net operating expenses.
First quarter of 2018 operating netbacks, after realized commodity risk management, increased 20 percent compared to the same period in 2017 also due to an increase in commodity benchmark prices partly offset by higher per boe realized commodity risk management loss.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
($ millions except per boe amounts)	Mar 31, 2018	Mar 31, 2017
Cash G&A expenses (1) (2)	8.9	16.7
$/boe	5.06	3.50
Non-cash G&A expenses (1)	0.7	2.7
$/boe	0.40	0.57
Total G&A (1)	9.6	19.4
$/boe	5.46	4.07

($ millions)
Cash G&A before share based compensation expense (1)	8.8	17.1

Share based compensation expense (1):
Cash-settled share based compensation	0.1	(0.4)
Share-settled share based compensation	0.7	2.7
Total share based compensation expense	0.8	2.3
Total G&A (1)	9.6	19.4

(1)	Net of recoveries and capitalization, as applicable.

(2)	See definition under section "Non-GAAP Financial Measures".
First quarter of 2018 cash G&A expenses decreased $7.8 million or 47 percent compared to the first quarter 2017 primarily due to significantly lower staffing costs as well as lower office and IT expenditures. These decreases were

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	15

driven by 2017 asset divestments and ongoing corporate restructuring. First quarter of 2018 cash G&A includes approximately $1.2 million of staffing costs related to divested properties as administrative tasks are being wound up. These tasks are expected to end in the second quarter of 2018.
On a per boe basis, first quarter 2018 cash G&A expenses increased $1.56/boe compared to the same period in 2017 as a decrease in production volumes outpaced the decrease in cash G&A expenses. Pengrowth anticipates full year 2018 cash G&A expenses to be in line with 2018 Guidance.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s share-settled LTIP. See Note 8 to the March 31, 2018 unaudited Consolidated Financial Statements for additional information on Pengrowth's share-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
First quarter 2018 non-cash G&A expenses decreased $2.0 million or 74 percent compared to the same period in 2017 primarily due to lower share-settled incentive grants and lower performance factors combined with increased forfeiture rates related to staff reductions.
During the three months ended March 31, 2018, $0.6 million (March 31, 2017 - $0.8 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
RESTRUCTURING COSTS

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
Severance costs	0.5	—
Onerous office lease contracts	(1.7)	—
Total restructuring costs	(1.2)	—
During 2017, Pengrowth completed a number of significant asset dispositions which led to a management decision to complete an operational restructuring. This resulted in significantly lower staff levels and, accordingly, substantial vacant office space. Pengrowth recognized a $37.0 million restructuring cost in 2017 composed of $10.5 million of severance costs from staff reductions and $26.5 million for an onerous office lease obligation related to excess office space. The economic benefits of the office lease were exceeded by the unavoidable costs of the lease contracts over the remaining term.
First quarter of 2018 restructuring costs contained a $1.7 million reduction driven by an estimate revision to the onerous lease provision.
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended
($ millions except per boe amounts)	Mar 31, 2018	Mar 31, 2017
Depletion, depreciation and amortization	31.1	71.8
$/boe	17.68	15.06
Accretion	1.8	3.8
$/boe	1.02	0.80
First quarter of 2018 DD&A expense decreased $40.7 million compared to the same period in 2017 primarily due to a lower depletable base resulting from property divestments and changes in reserves and future development costs relative to 2017. On a per boe basis, first quarter of 2018 DD&A increased $2.62/boe compared to the same period in 2017 as the remaining assets have a higher unit of production rate relative to the 2017 company average unit of production rate.
Accretion includes ARO accretion expense as well as accretion related to the onerous office lease. First quarter 2018 accretion expense decreased $2.0 million compared to the first quarter of 2017 primarily due to the absence of accretion related to the ARO liability associated with 2017 property dispositions.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	16

INTEREST AND FINANCING CHARGES

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
Interest and financing charges	12.1	27.2
Capitalized interest	(1.0)	(0.8)
Total interest and financing charges	11.1	26.4
At March 31, 2018, Pengrowth had $514.9 million in outstanding fixed rate debt and $146.5 million of Credit Facility borrowings. Total fixed rate debt consists primarily of U.S. dollar denominated term notes at a weighted average interest rate of 6.6 percent and the Credit Facility had an average 6.3 percent interest rate.
First quarter of 2018 interest and financing charges, before capitalized interest, decreased $15.1 million or 56 percent compared to the same period in 2017 reflecting the impact of the prepayments of term notes of approximately $1 billion throughout 2017, and the repayment of $126.6 million of convertible debentures at maturity on March 31, 2017.
In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2018, $1.0 million (March 31, 2017 - $0.8 million) of interest was capitalized on the Lindbergh project to PP&E using Pengrowth's weighted average cost of debt of 6.5 percent (March 31, 2017 - 5.6 percent).
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on its cash flows. Pengrowth recorded a deferred tax recovery of $7.2 million in the first quarter of 2018 compared to a deferred tax recovery of $31.4 million in the first quarter of 2017. This was primarily due to the temporary differences related to the change in fair value of commodity risk management contracts, the absence of PP&E impairment charges in the first quarter of 2018, and temporary differences related to 2017 asset dispositions.
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $9.5 million and $2.7 million to the Canada Revenue Agency ("CRA") and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $12.2 million has been recorded as a long term receivable.
FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	0.80	0.74
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.78	0.75
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt (1)	(12.3)	13.6
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt (1)	(1.4)	(0.2)
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	(13.7)	13.4
Unrealized gain (loss) on U.S. foreign exchange risk management contracts (2)	4.9	(9.5)
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	1.7	0.1
Total unrealized gain (loss) on foreign exchange risk management contracts	6.6	(9.4)
Net unrealized foreign exchange gain (loss)	(7.1)	4.0
Net realized foreign exchange gain (loss)	0.1	(2.1)

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. term notes and with the U.S. dollar fixed price WCS differential, as applicable.
As 75 percent of Pengrowth's total debt before working capital is denominated in foreign currencies at March 31, 2018, the majority of Pengrowth's unrealized foreign exchange gains and losses are attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	17

The gains or losses on foreign debt principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of principal for Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
At March 31, 2018, Pengrowth held a total of U.S.$255 million in foreign exchange swap contracts at a weighted average rate of U.S.$0.75 per Cdn$1 as follows:

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
366.3	255.0	70%	0.75
At March 31, 2018, the fair value of these U.S. foreign exchange derivative contracts was a liability of Cdn$13.6 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling denominated term debt. At March 31, 2018, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt maturing in October 2019:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped (1)	Fixed rate (Cdn$1 = U.K. pound sterling)
12.1	15.0	124%	0.63

(1)	Exceeds 100 percent as swaps were not liquidated when portion of the principal amount of term note was early repaid in the fourth quarter of 2017.
At March 31, 2018, the fair value of the U.K. foreign exchange derivative contracts was a net asset of $3.3 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2018 ($ millions)	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	3.7	0.1
Unrealized foreign exchange risk management gain or loss	2.6	0.1
Net pre-tax impact on Consolidated Statements of Income (Loss)	1.1	—
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At March 31, 2018, the ARO liability decreased $3.1 million from December 31, 2017 primarily due to remediation expenditures.
Pengrowth has estimated the net present value of its total ARO to be $233.6 million as at March 31, 2018 (December 31, 2017 – $236.7 million), based on a total escalated future liability of $415.6 million (December 31, 2017 – $420.2

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	18

million). Pengrowth has been contributing to an externally managed trust fund established to fund certain abandonment and reclamation costs associated with its interest in the SOEP. The total balance of the SOEP remediation trust fund at March 31, 2018 was $109.4 million (December 31, 2017 - $111.6 million) and is included in Other Assets on the Consolidated Balance Sheets. The fund balance substantially represents a pre funding of Pengrowth's entire share of the estimated costs of the SOEP abandonment and remediation, but the fund is not considered in calculating the ARO balance above. The costs relating to SOEP abandonment and reclamation are expected to be incurred over the next 3 to 4 years.
Pursuant to the royalty agreement with the Province of Nova Scotia, Pengrowth is entitled to deduct certain monies spent on abandonment and decommissioning activities from royalties otherwise payable and once the field ceases production, to obtain a refund of previously paid royalties. It is estimated that the deducted and refunded royalties will be approximately 25 - 30 percent of Pengrowth's share of remaining abandonment and decommissioning spending. Such spending is currently estimated to be approximately $110 million. Refunds of previously paid offshore royalties are recognized as receivables only when production in a field has ceased and as abandonment and decommissioning spending has been incurred. The reduction and refund are expected to be received as cash over the next 5 years, but they have not been recognized as receivables nor offset against the ARO.
The abandonment and reclamation costs on other assets, not covered by a fund, are expected to be incurred between 2035 and 2080. A risk free discount rate of 2.3 percent per annum (December 31, 2017 - 2.3 percent) and an ARO specific inflation rate of 1.5 percent (December 31, 2017 - 1.5 percent) were used to calculate the net present value of the ARO at March 31, 2018.
ACQUISITIONS AND DISPOSITIONS

	Three months ended
($ millions)	Mar 31, 2018	Mar 31, 2017
Property acquisitions	—	—
Proceeds from property dispositions (1)	4.4	247.3
Cash proceeds from dispositions	4.4	247.3

(1)	Proceeds are net of transaction costs, closing adjustments and, where applicable, deferred proceeds.
Proceeds from property dispositions in the first quarter 2018 include a minor property disposition, closing adjustments for dispositions completed in 2017 and collection of certain deferred proceeds.
The first quarter of 2017 proceeds from property dispositions related to the sale of a 4.0 percent GORR interest on the Lindbergh thermal property and certain seismic assets.
At March 31, 2018, Pengrowth's accounts receivable included approximately $22 million of deferred proceeds relating to 2017 dispositions. These deferred proceeds are expected to be collected within the next 6 months.
FINANCIAL RESOURCES AND LIQUIDITY
Capital Resources
At March 31, 2018, Pengrowth had in place a secured $330.0 million revolving, committed term Credit Facility supported by a syndicate of 11 domestic and international banks which matures on March 31, 2019.
Debt Maturities
Pengrowth has no scheduled debt maturities in 2018. The available Credit Facility had drawings of $146.5 million at March 31, 2018 (December 31, 2017 - $109.0), $72.8 million of outstanding letters of credit (December 31, 2017 - $69.4 million) and $0.7 million of outstanding cheques reflected as bank indebtedness on the Consolidated Balance Sheets as a current liability.
There are no term note maturities until October 2019.
Financial Covenants
Pursuant to the debt amending agreements dated October 12, 2017, amendments to the existing financial covenants are effective through to and including the quarter ending September 30, 2019 in the case of its term notes, and expiring

PENGROWTH First Quarter 2018 Management's Discussion and Analysis	19

on March 31, 2019 in the case of its Credit Facility (the "Waiver Period"). The only applicable covenant during the Waiver Period is the trailing 12 month Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 for term notes and until the March 31, 2019 maturity for the Credit Facility after which it remains at 4.0 times, as noted below. Also after the Waiver Period, the Debt to Adjusted EBITDA ratio covenant of 3.5 times, and the Debt to Book Capitalization ratio covenant of 55 percent will be applicable again.
During the Waiver Period:

•	The Debt to Adjusted EBITDA ratio covenant and the Debt to Book Capitalization ratio covenants do not apply.

•	The trailing 12 month Adjusted EBITDA to Adjusted Interest Expense minimum ratio covenant is revised as follows:

Year	Q1	Q2	Q3	Q4
2018	0.75 times	0.68 times	1.03 times	1.01 times
2019	1.13 times	1.19 times	1.23 times	4.0 times
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth's Consolidated Financial Statements. Trailing 12 month EBITDA can be adjusted for certain one-time cash items, estimated EBITDA from material divested or acquired properties and non-cash items. Trailing 12 month interest expense can be adjusted for the interest expense related to debt repaid with asset divestment proceeds.
Pengrowth's Interest Coverage ratio was 1.9 times at March 31, 2018, which was above the first quarter of 2018 covenant of 0.75 times.
All loan agreements and amendments can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
Covenant Calculation

Twelve month trailing actual covenant (1):
Interest Coverage ratio at March 31, 2018	1.9
Minimum Interest Coverage compliance ratio required at March 31, 2018	0.75

Twelve month trailing Adjusted Interest Expense ($ millions):	Mar 31, 2018
Interest and financing charges	55.4
Less fees and interest on debt repaid with asset divestment proceeds (1)	(17.4)
Adjusted Interest Expense	38.0

Twelve month trailing Adjusted EBITDA ($ millions):
Net income (loss)	(624.7)
Add (deduct):
Interest and financing charges	55.4
Deferred income tax expense (recovery)	(199.6)
Depletion, depreciation, amortization and accretion	176.3
Impairment	563.4
(Gain) loss on disposition of properties	17.2
Other items (2)	91.9
EBITDA related to material dispositions (2)	(9.1)
Adjusted EBITDA	70.8

(1)
Calculation of the financial covenant is based on specific definitions within the agreements and contains adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth's Consolidated Financial Statements.

(2)
Includes the impact of changes in fair value of commodity risk management contracts, unrealized foreign exchange on long term debt, and other adjustments pursuant to the actual covenant calculations, including certain allocated G&A expenses.

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Total Debt Before Working Capital
At March 31, 2018 total debt before working capital of $662.1 million comprised $514.9 million of foreign denominated term notes, $146.5 million drawn on the Credit Facility and $0.7 million of outstanding cheques. Compared to December 31, 2017, total debt increased by $51.6 million at March 31, 2018 as drawings on the Credit Facility increased and foreign exchange negatively impacted the balance.
As of March 31, 2018, Pengrowth's foreign denominated term notes comprised 75 percent of the total debt before working capital. Each term note is governed by a Note Purchase Agreement. See Note 4 to the March 31, 2018 unaudited Consolidated Financial Statements for additional information.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.
WORKING CAPITAL
Working capital surplus or deficiency is calculated as current assets less current liabilities per the Consolidated Balance Sheets. At March 31, 2018, Pengrowth had a working capital deficiency of $217.8 million as current assets were exceeded by current liabilities mostly due to the Credit Facility balance, which is scheduled for renewal on March 31, 2019, presented as a current portion of long term debt on the Consolidated Balance Sheet.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations and foreign currency exposure. Pengrowth's policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2017 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 12 to the March 31, 2018 unaudited Consolidated Financial Statements for additional information regarding the fair value of its financial instruments.
SUMMARY OF QUARTERLY RESULTS

	2018	2017				2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales ($ millions) (1)	125.2	130.5	125.1	197.9	219.9	169.2	145.6	137.2
Net income (loss) ($ millions)	(27.2)	(210.4)	(144.7)	(242.4)	(86.3)	(92.4)	(52.9)	(173.4)
Net income (loss) per share ($)	(0.05)	(0.38)	(0.26)	(0.44)	(0.16)	(0.17)	(0.10)	(0.32)
Net income (loss) per share - diluted ($)	(0.05)	(0.38)	(0.26)	(0.44)	(0.16)	(0.17)	(0.10)	(0.32)
Funds flow from operations ($ millions) (2) (3) (4) (5)	7.2	13.5	(0.3)	29.3	26.9	111.7	122.7	89.1
Daily production (boe/d)	19,541	24,702	35,072	49,349	52,957	54,354	55,137	56,735
Produced petroleum revenue ($/boe) (1) (6)	39.97	37.14	28.08	32.56	34.66	33.62	28.45	26.32
Operating netback ($/boe) (6) (7)	16.08	16.06	11.06	13.16	13.43	30.60	31.88	25.21

(1)
Excludes realized commodity risk management from financial contracts. IFRS 15 was early adopted in the fourth quarter of 2017 effective January 1, 2017 using cumulative effect approach without restating prior period comparatives. See Note 2 to the December 31, 2017 audited Consolidated Financial Statements.

(2)	First quarter of 2017 funds flow from operations includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(3)
Fourth quarter of 2016 funds flow from operations includes $35.6 million of gains related to the early settlement of commodity risk management contracts and excludes $47.0 million related to the settlement of foreign exchange swap contracts as this was considered a financing activity.

(4)	Third quarter of 2016 funds flow from operations includes $41.6 million of gains related to early settlement of commodity risk management contracts.

(5)	Fourth quarter of 2017 funds flow from operations excludes $34.8 million loss related to the settlement of foreign exchange swap contracts as this was considered a financing activity.

(6)	See definition under section "Non-GAAP Financial Measures".

(7)	Includes realized commodity risk management.
Pengrowth recorded a net loss of $27.2 million in the first quarter of 2018, a significant reduction from losses incurred over the previous 7 quarters. The reduction is primarily due to the absence of impairments, losses on disposition and other losses in the first quarter of 2018. Second quarter of 2017 net loss increased from the preceding quarters primarily due to lower funds flow from operations and PP&E impairment charges.
First quarter of 2018 funds flow from operations decreased by $6.3 million compared to the fourth quarter of 2017 primarily due to higher commodity risk management losses and the absence of funds flow from divested properties,

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partly offset by improvements in benchmark prices and lower operating costs. Quarterly funds flow from operations for 2017 decreased compared to all quarters in 2016 primarily driven by the absence of the funds flow related to disposed properties and absence of realized commodity risk management gains recorded in 2016.
First quarter of 2018 produced petroleum revenue per boe increased compared to the preceding quarters of 2017 and 2016 due to continued improvements in underlying benchmark prices and a shift in production to a higher proportion of liquids.
Oil and gas sales in the first quarter of 2018 were essentially unchanged from the third and fourth quarters of 2017, but decreased compared to all prior quarters in 2016 and 2017 mainly due to 2017 property dispositions, partially offset by improvements in benchmark prices. First quarter of 2018 operating netbacks, after realized commodity risk management improved compared to 2017, but decreased compared to 2016 due to the absence of the substantial realized commodity risk management gains recorded in 2016.
First quarter of 2018 production was lower than all of the preceding quarters in 2016 and 2017, as per the table above, resulting primarily from 2017 property dispositions and natural declines due to capital spending curtailments.
Quarterly net income (loss), as per the table above, has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred income taxes, as applicable. Funds flow from operations was also impacted by changes in royalty expense, net operating and cash G&A costs.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2018 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
ACCOUNTING PRONOUNCEMENTS ADOPTED
IFRS 9 Financial Instruments
On January 1, 2018, Pengrowth adopted all of the requirements of IFRS 9 (2014), Financial Instruments (IFRS 9). This standard replaces IAS 39 - Financial Instruments: recognition and measurement (IAS 39) and introduces new requirements for the classification and measurement of financial assets and liabilities. It introduces a new general hedge accounting standard, which aligns hedge accounting more closely with risk management. It also modifies the existing impairment model by introducing a new 'expected credit loss' model for calculating impairment. This new standard also increases required disclosures about an entity's risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. Pengrowth has applied IFRS 9 retrospectively in accordance with transition requirements with no impact to opening retained earnings or comparative periods.
IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9.
The adoption of IFRS 9 did not result in any measurement adjustments to Pengrowth's financial assets or financial liabilities. The impact of the change in the impairment model was not significant as the credit-impaired financial assets are not significant.
The adoption of IFRS 9 did not result in any changes in the eligibility of existing hedge relationships. Pengrowth currently has no intentions of designating any of its financial instruments as hedges, or using hedge accounting.
IFRS 15 Revenue from Contracts with Customers
Pengrowth elected to early adopt IFRS 15 in the fourth quarter of 2017 effective January 1, 2017, using the cumulative effect method. In accordance with this method, prior years' financial statements had not been restated upon adoption and the cumulative effect on net earnings of the application of IFRS 15 to revenue contracts in progress at January 1, 2017 was $nil. Pengrowth management reviewed its revenue streams and major contracts with customers using the

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IFRS 15 five step model and there were no material changes to net earnings or timing of produced petroleum revenue recognized. It should be noted, however, that certain Income Statement line item reclassifications were made at the time of adoption as a result of the implementation of IFRS 15. Refer to Note 9 to the March 31, 2018 unaudited Consolidated Financial Statements for more information including additional disclosure as required under IFRS 15.
Impact of Early Adoption of IFRS 15 on Interim 2017 Financial Statements
As a result of the adoption of IFRS 15, the presentation of, and calculations for, Oil and gas sales and Operating expenses were altered, and a new Income Statement line for Diluent and other purchases for 2017 and onwards was introduced. This change had no impact on operating income (loss), income (loss) before taxes, net income (loss) or Cash Flows. See Note 2 to the December 31, 2017 audited Consolidated Financial Statements for more information.
ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
IFRS 16 Leases
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Pengrowth is currently evaluating the impact that the adoption of this standard will have on its financial statements.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended March 31, 2018, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2018 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Consolidated Financial Statements. During the interim period ended March 31, 2018, no change occurred to Pengrowth's internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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